United States
               Securities and Exchange Commission
                     Washington, D.C.  20549




                          SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 1   )

Galileo Corporation

(Name of issuer)

Common Stock

(title of class securities)

                            363544107
                         (CUSIP number)




          Check if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

CUSIP No. 363544107						        Schedule 13G

1 - NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	 Eaton Vance Management
     	 #04-3101341

2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)
 	(b)     Group Disclaimed							_X_

3 - SEC USE ONLY


4 - CITIZENSHIP OF PLACE OF ORGANIZATION

     Boston, Massachusetts

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
  WITH:

     5 - SOLE VOTING POWER                597,700 Shares

     6 - SHARED VOTING POWER				  0 Shares

     7 - SOLE DISPOSITIVE POWER		 597,700 Shares

     8 - SHARED DISPOSITIVE POWER			  0 Shares


9 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     	597,700 Shares

10 - CHECK BOX IF THE AGGREGATE AMOUNT ON ROW (9) EXCLUDES CERTAIN
     SHARES

11 - PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW 9

     7.4%

12 - TYPE OF REPORTING PERSON

     IA

 CUSIP No. 363544107						        Schedule 13G


Item 1(a) Name of Issuer:

	Galileo Corporation

Item 1(b) Address of Issuer's Principal Executive Office:

	PO Box 550
	Sturbridge, MA  01566

Item 2(a) Name of Person Filing:

     Eaton Vance Management

Item 2(b) Address of Principal Business Office of Person Filing:

     24 Federal Street, Boston, Massachusetts 02110

Item 2(c) Citizenship:

     United States

Item 2(d) Title of Class of Securities:

     Common Stock

Item 2(e) CUSIP Number

     363544107

Item 3    Eligibility to File Schedule 13G:

Eaton Vance Management, including its subsidiaries, is an investment adviser registered under Section 203 of the Investment Adviser Act of 1940, and acts as investment adviser to investment companies registered under
 Section 8 of the Investment Company Act of 1940.


Item 4    Ownership:

(a)	As of December 31, 1998:

1. Green Century Balanced Fund, an open-end, diversified management investment company, beneficially owned 110,000 of the issuers common stock (or 1.4% of the 8,053,000 shares believed to be outstanding)

2. Winslow Environment Growth Fund an open-end, diversified management investment company, beneficially owned 5,000 of the issuers common stock
 (or 0.06% of the 8,053,000 shares 	believed to be outstanding)

3. Winslow Environment Balanced Fund an open-end, diversified management investment company, beneficially owned 15,000 of the issuers common stock
 (or 0.19% of the 8,053,000 shares 	believed to be outstanding)

4. Various private investment accounts, pension and profit sharing sharing accounts beneficially owned 467,700 of the issuers common stock (or 5.8% of the 8,053,000 shares believed to be outstanding)

By virtue of rule 13d-3(a)(2) under the Securities Exchange 	Act of 1934,
 Eaton Vance Management, including its subsidiaries, in its capacity as investment adviser may be deemed the beneficial owner of 597,700 of the issuers Common Stock (or 7.4% of the 8,053,000 shares believed to be outstanding), in as much as said investment adviser has investment power with respect to such shares.

(b)	As of December 31, 1998:

1. 1. Green Century Balanced Fund, an open-end, diversified management investment company, has the sole power to vote or to direct the vote of 110,000 of the issuers common stock and the sole power to dispose or direct the disposition of 110,000 of the issuers Common Stock.

2. Winslow Environment Growth Fund an open-end, diversified management investment company, has the sole power to vote or to direct the vote of 5,000 of the issuers common stock and the sole power to dispose or direct the disposition of 5,000 of the issuers Common Stock.


3. Winslow Environment Balanced Fund an open-end, diversified management investment company, has the sole power to vote or to direct the vote of 15,000 of the issuers common stock and the sole power to dispose or direct the disposition of 15,000 of the issuers Common Stock.

4. Eaton Vance Management, including its subsidiaries, has the sole power to vote or to direct the vote of 467,700 of the issuers common stock and the sole power to dispose or direct the disposition of 467,700 of the issuers Common Stock, in its capacity as investment adviser for various private investment accounts, pension and profit sharing sharing accounts.


Item 5    Ownership of Five Percent or Less of a Class:

	Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another
          Person:

     Not applicable

Item 7    Identification and Classification of the Subsidiary 			Which
 Acquired the Security Being Reported on by the 			Parent Holding Company:

     Not applicable

Item 8    Identification and Classification of Members of the
          Group:

     Not applicable

Item 9    Notice of Dissolution of Group:

     Not applicable


Item 10   Certification:

DISCLAIMER

Eaton Vance Management disclaims and each Fund and account referred to herein disclaims that it acts or has ever acted (or has ever agreed to act) with any other person (including, without limitation, any one or more of the other entities referred to in this statement or any associate thereof) as a general partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of equity securities of the issuer within the meaning of Section 13(d)(3) of the Secur states the filing or sending of this statement shall not be deemed to constitute any such action or agreement.

CERTIFICATION AND SIGNATURE

Eaton Vance Management certifies that it is a person entitled to file statements on Schedule 13G under Rule 13d-1(b)(1) promulgated under the Securities Exchange Act of 1934, and the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


After reasonable inquiry and to the best of its knowledge and belief, Eaton Vance Management certifies that the information set forth in this Amendment is true, complete and correct.

                                   EATON VANCE MANAGEMENT



January 12, 1999                   By: Michelle A. Alexander
                                             Assistant Vice President





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